 DT Asia Investments Limited

Room 703, 7/F.,

Beautiful Group Tower,

77 Connaught Road Central, Hong Kong

(852) 2110-0081

VIA EDGAR

June 17, 2016

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Christian N. Windsor, Special Counsel

RE:	DT Asia Investments Limited

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 8, 2016

File No. 001-36664

Dear Mr. Windsor:

DT Asia Investments Limited (the “Company”, “it”, “we”, “us” or “our”) pursuant to conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) hereby supplements and transmits its response to the letter received by us from the Staff of the Commission dated June 13, 2016 and responded to on June 15, 2016 regarding our Amendment No. 2 to our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on June 8, 2016. Select pages of the Proxy Statement are enclosed as Exhibit A herewith showing our proposed changes to the Proxy Statement in response to our discussion with the Staff on June 17, 2016.

For your convenience, we have repeated below the relevant Staff’s comments in bold and have followed each comment with the Company’s response.

China Lending Group Management's Discussion and Analyses of Financial Condition and Results of Operations, page 179

Loan Categorization at China Lending Group, page 181

2.	You state the increase in your provision for loan losses for the period ending March 31, 2016 was primarily attributed to “increases in revenue with an increase in delinquent amount of loan receivables as well as interest and fees.” We note that your allowance for loan loss increased from December 31, 2015 at $2,208,708 to March 31, 2016 at $4,046,050. It appears that your loan asset quality has improved as evidenced by declines in loans past due 90 days or greater noted on page F- 69 and impaired loans on page F-72. Please revise your disclosure to better explain the factors driving the increases in the provision for loan losses and the overall allowance for loan losses given the credit trends disclosed.

In response to the Staff’s comment, we propose to revise the disclosure on pages 181 and 186 of the Proxy Statement to read:

Provision for loan losses increased by $1.8 million to $1.8 million during the first three months in 2016 as compared to the same period in 2015, and increased by $1.6 million, or 270.7%, to $2.2 million for the year ended December 31, 2015, as compared to $0.6 million for the year ended December 31, 2014. These increases in provision for loan losses were mainly attributable to some of the delinquent loans and interest receivable during these periods, in which China Lending Group has increased provision percentages and amounts to reflect the repayments expected to be provided by the collateral, pledged assets and guarantees, which weakened as a result of legal proceedings and difficulties in enforcing the collateral and guarantees for four cases that management believes are isolated and involve unique circumstances not indicative of systemic issues.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 17, 2016

Furthermore, in response to the Staff’s comment, we propose to revise the disclosure on page 160, 190, F-41 and F-72 and of the Proxy Statement.

In response to the Staff’s request, please find a summary description of each loan in which China Lending Group had difficulty enforcing the collateral or guarantee.

Loan #1

China Lending Group made a personal loan backed by collateral that was registered in another province other than Xinjiang province. When China Lending Group conducted its due diligence before dispersing the loan, the collateral was properly registered to the borrower when in fact the borrower had previously sold the collateral before engaging China Lending Group for the loan. In committing fraud, the borrower had timed the request to ensure that China Lending Group would not see the transfer of the proposed collateral. When China Lending Group subsequently filed its paperwork for the collateral, the borrower was no longer listed as the owner of the collateral. China Lending Group considers this an isolated incident, but has adopted a policy of limiting to special cases loans where the collateral is outside of Xinjiang province.

Loan #2

China Lending Group made two business loans to the same company which used a privately-held guarantee company to guarantee the loans. Subsequent to due diligence and disbursement of the loan, the privately-held guarantee company was investigated for alleged misappropriation of funds. Going-forward in an attempt to increase guarantee quality, China Lending Group is requesting borrowers who need guarantees use a state-owned or public guarantee company. Currently the majority of the loan portfolio uses state-owned and public guarantee companies, when necessary. As the average loan duration in the portfolio is less than a year, upon renewal and also for new applicants, all borrowers will be requested to use state-owned or public guarantors and the percentage of loans guaranteed by state-owned and public guarantee companies will increase.

Loan #3

China Lending Group made a loan to business for financing between the expiration and start of a new loan with the same bank. In China, common practice for businesses is to have a one-year loan from a bank. Upon the expiration of the loan, the loan must be paid in-full and subsequently a new loan is issued. China Lending Group conducted due diligence, including receiving oral confirmation from the bank as well as the borrower that a subsequent loan would be issued to the borrower. China Lending Group dispersed the loan, but the oral confirmation was revoked by the bank and subsequently the borrower had greater difficulty repaying the loan. China Lending Group prefers not to engage in bridge financing, but if it were to in the future, it would require a written document from the bank showing that the subsequent loan has been approved before dispensing the bridge loan.

Loan #4

China Lending Group made a business loan that was backed by both a corporate and personal guarantee. The corporation was engaged in a seasonal-based business and the personal guarantee was backed by holdings of a forest property. With the difficulties facing the Chinese economy, the corporation was unable pay. China Lending Group, though it believed the forest property adequately covered the loan, took a reserve as selling the forest property could take upward of 18 months to sell. Going forward, China Lending Group does not wish to engage in and will heavily scrutinize collateral that is relatively illiquid.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 17, 2016

Loan Impairment, page F-40

7.	We note troubled debt restructurings were $4,116,025 and $4,143,021 as of December 31, 2015 and March 31, 2016, respectively. Please address the following:

●	Revise to include the disclosures required by ASC 310-10-50-33 and 50-34.

In response to the Staff’s comment, we propose to revise the disclosure on pages F-40, F-41 and F-72 of the Proxy Statement to add, where appropriate, the following:

The impaired amounts of personal loans were $4,254,664 and $nil as of December 31, 2015 and December 31, 2014, respectively. The impaired amounts of business loans were $10,468,752 and $nil as of December 31, 2015 and December 31, 2014, respectively.

The impaired amounts of personal loans were $2,128,880 and $4,254,664 as of March 31, 2016 and December 31, 2015, respectively. The impaired amounts of business loans were $7,126,244 and $10,468,752 as of March 31, 2016 and December 31, 2015, respectively.

A loan is considered to be a troubled debt restructuring loan when that is restructured or modified for economic or legal reasons, where these conditions are present: 1) The Company grants a concession that it otherwise would not consider and 2) The borrower is having financial difficulties. Under unusual circumstance, in order to reduce the potential losses on troubled debt, the Company may consider granting concession to borrowers with financial difficulties which has significant delay or significant shortfall in amount of payments. In order to deter troubled debt restructurings, stringent scrutiny and approval from the Company’s Loan Review Committee is required prior to the granting of concession on troubled debt.

The troubled debt restructuring amounts of personal loans were $1,035,168 and $nil as of December 31, 2015 and December 31, 2014, respectively, after providing one time concession on interest amounting to $26,627 and providing an allowance for loan loss amounting to $26,998. The trouble debt restructuring amounts of business loans were $3,080,857 and $nil as of December 31, 2015 and December 31, 2014, after providing concession on interest amounting to $22,175 and providing an allowance for loan loss amounting to $73,129.

The trouble debt restructuring amounts of personal loans were $1,041,957 and $1,035,168 as of March 31, 2016 and December 31, 2015, having provided allowance for loan loss amounting to $330,262 and $26,998, respectively. The trouble debt restructuring amounts of business loans were $3,101,064 and $3,080,857 as of March 31, 2016 and December 31, 2015, having provided allowance for loan loss amounting to $775,266 and $73,129, respectively. The March 31, 2016 troubled debt restructuring amounts were the exact balances brought forward from December 31, 2015 after adjustment in foreign exchange. The increase in allowances in the troubled debt restructuring both in personal loans and business loans in March 31, 2016, as compared to that of December 31, 2015, was mainly attributable to the new information on the troubled debt restructuring loans the Company obtained during the first three months of 2016.

As of December 31, 2015 and 2014, there were no receivables derecognized for the real estate related investment obtained from collateral.

As of March 31, 2016 and December 31, 2015, there were no receivable derecognized for the real estate related investment obtained from collateral.

Christian N. Windsor, Special Counsel

U.S. Securities and Exchange Commission

June 17, 2016

●	Disclose your accounting policy for when you would exclude loans from classification as troubled debt restructurings. For example, clarify whether a loan will remain classified as a troubled debt restructuring for the entire time it remains outstanding, or clarify whether the troubled debt restructuring designation can be removed prior to complete pay-off of the loan. In this regard, we note your disclosure that $10.7 million of loans were granted a one-time extension in 2014, but nil loans were classified as troubled debt restructurings as of December 31, 2014.

In response to the Staff’s comment, we propose to revise the disclosure on pages F-41and F-72 of the Proxy Statement to add the following:

“Due to the nature of the Company’s operation and the interest concessions granted, the troubled debt restructuring designation will not be removed  until the loan is paid-off or otherwise disposed of.”

The Company reported its first troubled debt restructuring in December 31, 2015. The Company has not removed any loan classified as a troubled debt restricting from that classification.”

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Stephen N. Cannon
Stephen N. Cannon President and Chief Executive Officer

cc:	Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP

Exhibit A

Proposed Changes to Proxy Statement

159

Loan Extension and Rollover

In 2015, China Lending Group made 134 loans with an aggregate principal amount of approximately $107.6 million to new clients, accounting for 45.3% of the total loan principal amount originated during the year. Loans made to repeat customers accounted for 54.7% of the total loan principal amount originated in 2015.

Among the 273 loans originated in 2015, 47 loans with an aggregate principal amount of $57.9 million were made immediately upon termination of the previous loan, accounting for 24.4% of the aggregate principal amount of all loans originated during the year.

17 loans, with an outstanding aggregate principal amount of $14.9 million were granted one-time extensions in 2015, which accounted for 6.3% of total loans made in the year. 93.7% of loans initiated in 2015 were either repaid in full at maturity or had not matured as of December 31, 2015.

Among those that have received one-time extension in 2015, no loan was extended beyond the initial extension, and loans with an aggregate principal amount of $14.1 million have been fully paid at maturity, accounting for 94.0% of total extended loans. The remaining loans are either un-matured or past-due. Please refer to the "Direct Loan Portfolio" in "INFORMATION ABOUT CHINA LENDING GROUP" for details of its aging of loans.

According to China Lending Group's loan management policy, granting an initial extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application before expiration of the original loan. Then China Lending Group's loan service department will investigate whether material changes to the borrower's business have occurred that may impact the borrower's ability to repay the loan. The risk management department will reevaluate the loan. If China Lending Group decides to grant an extension, China Lending Group and the borrower will execute an extension agreement and the guarantor, if any, will execute a commitment letter agreeing to the loan extension and extending the guarantee's duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies.

During the first three months of 2016, China Lending Group made 108 loans with an aggregate principal of $83.2 million. During the period, one loan with principal of $2.3 million was granted an extension for one month, while 29 loans of $25.8 million were made immediately upon termination of the previous loan, accounting for approximately 31.1% of the total loans originated.

Risk Management System

Risk management is the core for China Lending Group's business processes. China Lending Group uses a five-level review process for loan applications, and a standardized, five-category classification management and real time monitoring mechanism for approved loans.

160

The following flow chart summarizes the risk management and operation process of China Lending Group.

China Lending Group's net interest income, which consists primarily of direct lending interest income and financial advisory fees, was $5.6 million for the three months ended March 31, which is basically unchanged from the same period in 2015 even with the increase in total interest and fee income which was mainly caused by the above-mentioned provision for loan losses. For that reason net income decreased by $0.1 million to $3.7 million for the three months ended March 31, 2016 from $3.8 million for the same period in 2015. Net interest income was $22.1 million for the year ended December 31, 2015, representing an increase of $5.7 million, or 34.8%, from $16.4 million for the year ended December 31, 2014 which was mainly caused by the increase in registered capital in September 2014 and the leveraging effect. For the same reason, the net income for the year ended December 31, 2015 was $14.3 million, representing an increase of $3.0 million, or 26.0%, from $11.3 million for the year ended December 31, 2014.

Key Factors that Affect Operating Results

China Lending Group is located in the Economic Technological Development Zone of Urumqi, one of the cities in northwestern China that most significantly benefits under the New Silk Road (One Belt, One Road) initiative. China Lending Group's management believes that this initiative will bring new investment opportunities and business activities into Urumqi over the next ten years at the minimum, and the demand for capital and loan facilities should be significantly higher than before the initiative.

Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the National Bureau of Statistics in China ("NBS"), the annual rate of growth in the PRC declined from 7.7% in 2013 to 7.4% in 2014, and 6.9% in 2015, and the annual rate of growth in Xinjiang Province has declined from 11.0% in 2013 to 10.0% in 2014 and 8.8% in 2015. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for the combined company's direct lending service and may have a materially adverse effect on its business.

Our operating subsidiaries are incorporated, and our operations and assets are primarily located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China's economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting the MSMEs; (e) changes to prevailing market interest rates; (f) a higher rate of bankruptcy; and (f) the deterioration of the creditworthiness of MSMEs in general. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect the results of operations. Although China Lending Group has generally benefited from China's economic growth and the policies to encourage lending to MSMEs, China Lending Group is also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the non- banking financial industry.

China Lending Group's results of operations are also affected by the provision for loan losses which are a noncash item and represent an assessment of the risk of future loan losses. The amount of provisions or allowances has been recorded based on management's assessment. China Lending Group may increase or decrease the allowance for loan based on any such change of economic conditions and the change of management's assessment. Any change in the allowance for loan losses would have an effect on our financial condition and results of operation.

181

liquidity of its assets, Feng Hui sold the creditor's rights with respect to two loans with total principal of 56.1 million RMB to a related party in 2015. For the overdue loan with principal of 0.6 million RMB, Urumqi Shuimogou District Court issued a Notice of Execution on October 16, 2015, ordering the borrower to fulfill his obligations, and otherwise the court will carry out a compulsory execution in accordance with relevant laws. This case is currently at the enforcement stage.

Analysis of loans by collateral

The following table summarizes China Lending Group's loan portfolio by collateral as of December 31, 2014:

	Business loans	Personal loans	Total
Guarantee backed loans	$ 4,930,036	$ 73,442,890	$ 78,372,926
Pledged assets backed loans	36,230,068	11,218,679	47,448,747
Collateral backed loans	5,532,054	1,724,698	7,256,752
	$ 46,692,158	$ 86,386,267	$ 133,078,425

Allowance for Loan Losses

China Lending Group maintains the allowance for loan losses, as presented in its accompanying audited financial statements in accordance with U.S. GAAP, at a level it considers adequate to provide for losses that it reasonably anticipates. China Lending Group management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the China Lending Group's past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance is calculated at a portfolio-level since China Lending Group's loan portfolio is generally comprised of smaller balance homogenous loans that are collectively evaluated for impairment.

For the purpose of calculating portfolio-level reserves, China Lending Group groups its loans into two portfolio segments: business and personal. The majority of the personal loans were issued to sole proprietorship and partnership entities. The allowance consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information compared to loss forecasts, and the value of collateral, and to the extent appropriate a qualitative component based on management judgment.

China Lending Group considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons,

185

and other pertinent factors such as regulatory guidance. Finally, as appropriate, China Lending Group also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

In addition, China Lending Group also calculates the provision amount as described below:

General Reserve — The General Reserve is based on the total loans receivable balance and to be used to cover unidentified probable loan loss. ~~PBOC requires that the General Reserve be no less than 1% of the total loans receivable balance.~~

Special Reserve — The Special Reserve covers losses due to risks related to a particular region, industry or type of loans. The Special Reserve rate, if any, is determined based on management estimate of loan collectability.

At the commencement of operations, China Lending Group did not have a sufficient operating history to develop a reasonable estimation for its loan loss allowance. However, since 2013, China Lending Group has been able to develop reasonable estimation for its loan loss allowance, and it's consistent with the 1% general reserve plus special reserve.

Since inception in 2009, China Lending Group has been able to keep the loan loss under 1%. With the six years' operating history and management team's experience, management believes that China Lending Group has the capabilities to gather reliable data. Furthermore, in 2016 Feng Hui has invested in a propriety Credit Risk Analytic Platform system to capture and to analyze such credit and loss data, which is currently undergoing pilot testing.

China Lending Group has been using the 1% floor requirement as its peer and industry data since 2009, the 1% has proven to be a fair estimation and to date, China Lending Group's actual loan losses have not exceeded 1%.

Due to the fact that one of the major performance evaluation criteria of the senior management team is based on loan losses not exceeding 1%, such performance evaluation program as stipulated by the shareholders provides a natural and interactive validation and back test process for the 1% general allowance for loan loss estimate against actual loan losses. Since inception in 2009, China Lending Group's actual loan losses were being scrutinized and back tested by the board of directors shortly after the end of each year specifically focusing on whether the actual loan loss exceeds 1% of the loans receivable balance for each respective year for performance evaluation purpose. Until now, the board of directors has been satisfied with the actual results and the management has never been penalized for loan loss exceeding 1% of each of the respective year end loans receivable balance. From the back test result, the actual loan loss for 2013 and 2014 were Nil and for 2015 was $642,178 representing 0%, 0% and 0.45% of the respective loans receivable. Even though the back test results were a lot less than 1.00% in the past three years, the management believes that due to the fact that the company's customers base is quite diversified into multiple industries, the 1% general reserve as suggested by the PBOC guidance is reasonably reflective of the future risk in loan losses within the region. Through the results of our validation, back test and performance evaluation processes, the management, will not only refine our current allowance for loan loss methodology, but also will improve our credit rating and approval process down to geography, industry and nature of collateral.

While China Lending Group believes its management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

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The following tables present the activity in the allowance for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of and for three months ended March 31, 2016, as well as the years ended December 31, 2015 and 2014:

As of and for the three months ended March 31, 2016

	Business loans	Personal loans	Total
Beginning balance	$ 1,053,579	$ 1,155,129	$ 2,208,708
Charge-offs	—	—	—
Provisions	1,595,502	201,963	1,797,465
Foreign currency translation	29,447	10,430	39,877
Ending balance	2,678,528	1,367,521	4,046,050

extension application 10 days before expiration of the original loan. Then China Lending Group's loan service department will investigate whether material changes have happened to the borrower's business which may impact its repayment ability. China Lending Group's risk management department will reevaluate the loan. If China Lending Group decides to grant a one-time extension, an extension agreement will be executed between the borrower and China Lending Group, plus China Lending Group requires that it receive a commitment letter from any guarantor, agreeing to the loan extension and extend the guarantee's duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension.

Revenue Recognition

China Lending Group recognizes revenue when persuasive evidence of an arrangement exists, service has been performed, the price is fixed or determinable and collection is reasonably assured, on the following:

1) Interest income on loans. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. China Lending Group does not charge customers any penalty for prepayment of loans. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

2) Consultancy services on loans. The Company receives fees from consultancy services in full at inception and records as unearned income before amortizing it throughout the period of services.

Foreign Currency Translation and Transactions

The reporting currency of China Lending Group is United States Dollars ("$"), which is also China Lending Group's functional currency. China Lending Group's PRC subsidiaries and VIE maintain their books and records in its local currency, the Renminbi Yuan ("RMB"), which is their functional currencies as being the primary currency of the economic environment in which these entities operate.

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Transactions in foreign currencies other than functional currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC Topic 830, "Foreign Currency Matters," China Lending Group translated the assets and liabilities into US dollars using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period, as set forth in the following tables. Adjustments resulting from the translation are recorded in investors' equity as part of accumulated other comprehensive income.

	March 31, 2016	**December 31, 2015**
Balance sheet items, except for equity accounts	6.4494	6.4917

	For the three months ended March 31,	
	2015	**2014**

In addition, the Company calculates the provision amount as below:

1. General Reserve — is based on total loan receivable balance and to be used to cover unidentified probable loan loss.

2. Special Reserve — is fund set aside covering losses due to risks related to a particular country, region, industry, company or type of loans. The reserve rate ~~could be~~is decided based on management estimate of loan collectability. The loan portfolio did not include any loans outside of the PRC.

Generally, the primary factors for the evaluation of allowance for loan losses consist of business performance, financial position, cash flow and other operational performance of the debtors. Among these, cash flow of the debtors is the primary funding source for repayment for determining the allowance for loan losses and any collateral, pledged asset or guarantee is considered as a secondary funding source for repayment.

Besides the repayment ability and willingness to repay, China Lending Group evaluates the allowance for loan losses of collateral backed loans based on whether the fair value of the collateral if the repayment is expected to be provided by the collateral is sufficient or not. For loans with pledged assets, the net realizable value of pledged assets for pledged backed loans will be estimated to see if they have sufficient coverage on the loans. For the guarantee backed loans, China Lending Group evaluates the allowance for loan losses based on the combination of the guarantee including the fair value and net realizable value of guarantor's financial position, credibility, liquidity and cash flow.

As of December 31, 2015, the percentage of collateral, pledged asset, and guarantee backed loans were 16.3%, 50.3% and 33.4% respectively. As of December 31, 2014, the percentage of collateral, pledged asset, and guarantee backed loans were 5.5%, 35.7% and 58.9%, respectively.

The valuation assessment of collateral and pledged assets was based on the valuation report issued by a valuation firm or the Company's internal risk control department. The assets values were generally 50% to 60% of the fair value of collateral and pledged assets. The valuation will be updated for the loan period over one year in case of renewals and repeat customers. However, China Lending Group's average loan term is less than 7 months, the value of the collateral and pledged assets, and guarantee backing the loans will be reviewed and monitored on a monthly basis through site visits. As of December 31, 2015 and December 31, 2014, 11.28% and 18.32% of collateral backed and pledged backed loan were under valuation assessment by a valuation firm. The assessment of the remaining loans was performed by the Company's internal risk control department.

China Lending Group issues guarantee-backed loans in accordance with its loan management policy, and each guarantee-backed loan will undergo standard assessment procedures for willingness and ability of the guarantor to perform under its guarantee. China Lending Group accepts guarantees provided by three types of guarantors: professional guarantee companies, corporations and individuals.

In assessing the willingness and ability of a professional guarantee company to perform under a guarantee, the Company consider factors including its guarantee licenses, size of registered capital, corporate governance, internal audit system, risk management and compensation system, risk and reserve, length of operation history especially cooperation history with China Lending Group, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the of willingness and ability of a corporate guarantor to perform under a guarantee, the Company consider factors including nature of its businesses, size of registered capital, annual revenues, continuous profitability in the past three years, stability and adequacy of income and cash flows, clean credit history, current liabilities, willingness to accept credit monitoring by China Lending Group, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the willingness and ability of an individual guarantor to perform under a guarantee, the Company consider factors including their residency, whether being able to provide permanent residential addresses, marital status, occupations, legitimacy and stability of incomes, assets and liabilities, clean credit history, no criminal history, their default costs and other pertinent factors such as the loan size backed by guarantee over their net assets.

value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral which approximates to the carrying value due to the short term nature of the loans. The impaired amounts of personal loans were $4,254,664 and $nil as of December 31, 2015 and December 31, 2014, respectively. The impaired amounts of business loans were $10,468,752 and $nil as of December 31, 2015 and December 31, 2014, respectively.

F-40

ADRIE GLOBAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

6. LOAN IMPAIRMENT (cont.)

Loans with modified terms are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan's stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired. ~~The~~Due to the nature of the Company's operation and the concessions granted, the troubled debt restructuring designation will not be removed ~~if there are continuous repayments consecutively for three months after the restructuring started~~ until the loan is paid off or otherwise disposed of.. The Company reported its first troubled debt restructuring in December 31, 2015. The Company has not removed any loan classified as a troubled debt restricting from that classification.
The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually twelve months. According to the Company's loan management policy, granting initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application 10 days before expiration of the original loan. Then the company's loan service department will investigate whether material changes have happened to the borrower's business which may impact its repayment ability. The company's risk management department will reevaluate the loan. If the company decides to grant one-time extension, an extension agreement will be executed between the borrower and the company, plus commitment letter from guarantor to agree the loan extension and extend the guarantee duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies. Even though the Company allows a one-time loan extension with a period up to the original loan period, which is usually twelve months. Such extension is not considered to be a troubled debt restructuring because the Company does not grant a concession to borrowers. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension. 17 loans of $14.9 million and 9 loans of $10.7 million were granted one-time extension in years ended December 31, 2015 and 2014, respectively, which accounted for 6.3% and 5.24% of total loans made for the year ended December 31, 2015 and 2014, respectively.

A loan is considered to be a troubled debt restructuring loan when that is restructured or modified for economic or legal reasons, where these conditions are present: 1) The Company grants a concession that it otherwise would not consider and 2) The borrower is having financial difficulties. Under unusual circumstance, in order to reduce the potential losses on troubled debt, the Company may consider granting concession to borrowers with financial difficulties which has significant delay or significant shortfall in amount of payments. In order to deter troubled debt restructurings, stringent scrutiny and approval from the Company's Loan Review Committee is required prior to the granting of concession on troubled debt. The amounts for troubled debt restructurings were $4,116,025 and $nil as of December 31, 2015 and 2014, respectively. 17 loans of $14.9 million and 9 loans of $10.7 million were granted one-time extension in 2015 and 2014, respectively, which accounted for 6.3% and 5.24% of total loans made for the year ended December 31, 2015 and 2014, respectively.

7. PROPERTY AND EQUIPMENT

The Company's property and equipment used to conduct day-to-day business are recorded at cost less accumulated depreciation. Depreciation expense is calculated using straight-line method over the estimated useful life below:

	Useful Life years	December 31, 2015	December 31, 2014
Furniture and fixtures	5	$ 4,208	$ 325
Vehicles	4	143,229	56,145
Electronic equipment	3	16,256	13,615
Less: accumulated depreciation		(47,395)	(50,118)
Property and equipment, net		$ 116,298	$ 19,967

Depreciation expense totaled $39,415 and $13,366 for the years ended December 31, 2015 and 2014, respectively.

F-41

ADRIE GLOBAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

8. COST METHOD INVESTMENT

	December 31, 2015	December 31, 2014
Beginning balance	$ —	$ —

composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance is calculated at portfolio-level since our loans portfolio is generally comprised of smaller balance homogenous loans and is collectively evaluated for impairment.

For the purpose of calculating portfolio-level reserves, we have grouped our loans into two portfolio segments: Business and Personal. The allowance consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information to loss forecasts, value of collateral, pledged asset and guarantee and could include a qualitative component based on management judgment.

In estimating the probable loss of the loan portfolio, the Company also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, pledged asset and guarantee, if any.

The Company considers the loans backed by collateral, pledged asset and guarantee are of the same importance in determining allowance for loans loss.

In addition, the Company calculates the provision amount as below:

1. General Reserve — is based on total loan receivable balance and to be used to cover unidentified probable loan loss.

F-70

ADRIE GLOBAL HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2016

5. ALLOWANCE FOR LOAN LOSSES (cont.)

2. Special Reserve — is fund set aside covering losses due to risks related to a particular country, region, industry, company or type of loans. The reserve rate ~~could be~~is decided based on management estimate of loan collectability. The loan portfolio did not include any loans outside of the PRC.

Generally, the primary factors for the evaluation of allowance for loan losses consist of business performance, financial position, cash flow and other operational performance of the debtors. Among these, cash flow of the debtors is the primary funding source for repayment for determining the allowance for loan losses and any collateral, pledged asset or guarantee is considered as a secondary funding source for repayment.

Besides the repayment ability and willingness to repay, China Lending Group evaluates the allowance for loan losses of collateral backed loans based on whether the fair value of the collateral if the repayment is expected to be provided by the collateral is sufficient or not. For loans with pledged assets, the net realizable value of pledged assets for pledged backed loans will be estimated to see if they have sufficient coverage on the loans. For the guarantee backed loans, China Lending Group evaluates the allowance for loan losses based on the combination of the guarantee, including the fair value and net realizable value of guarantor's financial position, credibility, liquidity and cash flow.

As of March 31, 2016, the percentage of collateral, pledged asset, and guarantee backed loans were 9.8%, 56.0% and 34.2% respectively. As of December 31, 2015, the percentage of collateral, pledged asset, and guarantee backed loans were 16.3%, 50.3% and 33.4%, respectively.

The valuation assessment of collateral and pledged assets was based on the valuation report issued by a valuation

F-71

ADRIE GLOBAL HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2016

5. ALLOWANCE FOR LOAN LOSSES (cont.)

For the three months ended March 31, 2015

	Business loans (Unaudited)	Personal loans (Unaudited)	Total (Unaudited)
Beginning balance	$ 466,921	$ 863,863	$ 1,330,784
Charge-offs	—	—	—
Provisions	(29,279)	7,266	(22,013)
Foreign currency translation adjustment	1,825	3,612	5,437
Ending balance	439,467	874,741	1,314,208
Ending balance: individually evaluated for impairment	—	—	—
Ending balance: collectively evaluated for impairment	$ 439,467	$ 874,741	$ 1,314,208

6. LOAN IMPAIRMENT

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral which approximates to the carrying value due to the short term nature of the loans. The impaired amounts of personal loans were $2,128,880 and $4,254,664 as of March 31, 2016 and December 31, 2015, respectively. The impaired amounts of business loans were $7,126,244 and $10,468,752 as of March 31, 2016 and December 31, 2015, respectively.

Loans with modified terms are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan's stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired. TheDue to the nature of the Company's operation and the interest concessions granted, the troubled debt restructuring designation will not be removed if there are continuous repayments consecutively for three months after the restructuring started until the loan is paid-off or otherwise disposed of. The Company reported its first troubled debt restructuring in December 31, 2015. The Company has not removed any loan classified as a troubled debt restricting from that classification.

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually twelve months. According to the Company's loan management policy, granting initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application 10 days before expiration of the original loan. Then the company's loan service department will investigate whether material changes have happened to the borrower's business which may impact its repayment ability. The company's risk management department will reevaluate the loan. If the company decides to grant one-time extension, an extension agreement will be executed between the borrower and the company, plus commitment letter from guarantor to agree the loan extension and extend the guarantee duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies. Even though the Company allows a one-time loan extension with a period up to the original loan period, which is usually twelve months. Under normal circumstances such extension is not considered to be a troubled debt restructuring because the Company does not grant a concession to borrowers. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension. one loan of $2.3 million and no loans were granted one-time extension for the three months ended March 31, 2016 and 2015, respectively, which accounted for 2.8% and 0.0% of total loans made for the three months ended March 31, 2016 and 2015, respectively.

F-72

ADRIE GLOBAL HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2016

6. LOAN IMPAIRMENT (cont.)